EXHIBIT 99.1

Brookfield Infrastructure Announces Reset Distribution Rate on Its Series 11 Preferred Units

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, Dec. 04, 2023 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) (NYSE: BIP; TSX: BIP.UN) today announced that it has determined the fixed distribution rate on its Cumulative Class A Preferred Limited Partnership Units, Series 11 (“Series 11 Units”) (TSX: BIP.PR.F) for the five years commencing January 1, 2024 and ending December 31, 2028.

Series 11 Units and Series 12 Units

If declared, the fixed quarterly distributions on the Series 11 Units during the five years commencing January 1, 2024 will be paid at an annual rate of 6.446% ($0.402875 per unit per quarter).

Holders of Series 11 Units have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 18, 2023, to reclassify all or part of their Series 11 Units, on a one-for-one basis, into Cumulative Class A Preferred Limited Partnership Units, Series 12 (“Series 12 Units”), effective December 31, 2023.

The quarterly floating rate distributions on the Series 12 Units will be paid at an annual rate, calculated for each quarter, of 2.92% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly distribution rate in respect of the January 1, 2024 to March 31, 2024 distribution period for the Series 12 Units will be 1.98505% (7.962% on an annualized basis) and the distribution, if declared, for such distribution period will be $0.4962625 per unit, payable on March 31, 2024.

Holders of Series 11 Units are not required to elect to reclassify all or any part of their Series 11 Units into Series 12 Units.

As provided in the unit conditions of the Series 11 Units, (i) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 11 Units outstanding after December 31, 2023, all remaining Series 11 Units will be automatically reclassified into Series 12 Units on a one-for-one basis effective December 31, 2023; or (ii) if Brookfield Infrastructure determines that there would be fewer than 1,000,000 Series 12 Units outstanding after December 31, 2023, no Series 11 Units will be reclassified into Series 12 Units. There are currently 9,936,190 Series 11 Units outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 12 Units effective upon reclassification. Listing of the Series 12 Units is subject to Brookfield Infrastructure fulfilling all the listing requirements of the TSX.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at http://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$850 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investor Relations:
Simon Maine Managing Director Corporate Communications Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Stephen Fukuda Vice President Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com